As filed with the Securities and Exchange Commission on September 24, 2009

File No. 333-159942

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

__ Pre-Effective Amendment No.

 X  Post-Effective Amendment No. 1

FINANCIAL INVESTORS TRUST
(Exact Name of Registrant as Specified in Charter)

1290 Broadway, Suite 1100
Denver, CO 80203
(Address of Principal Executive Offices, Zip Code)

Registrant’s Telephone Number, including Area Code (303) 623-2577

JoEllen L. Legg, Esq.
Secretary
Financial Investors Trust
1290 Broadway, Suite 1100
Denver, CO  80203
(Name and Address of Agent for Service)

Copy to:

Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO  80202

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 of Financial Investors Trust filed with the Securities and Exchange Commission on June 12, 2009 (File No. 333-159942) is being filed to add Exhibit 12 to Part C of the Registration Statement.  No information contained in Parts A or B of the Registration Statement, which are incorporated herein by reference in their entirety, is amended, deleted or superseded.

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (b) of Rule 485.

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

PART C.  OTHER INFORMATION

Item 15.  Indemnification.

As permitted by Sections 17(h) and (i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and pursuant to Article X of the Registrant’s Trust Instrument (Exhibit (1)(a) and (1)(b) to the Registration Statement), Section 1.10 of the Distribution Agreement (Exhibit (7)(a) to the Registration Statement) and Section 15 of the Distribution Agreement (Exhibit (7)(f) to the Registration Statement), officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has purchased an insurance policy insuring its officers and trustees against liabilities, and certain costs of defending claims against such officers and trustees, to the extent such officers and trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties.  The insurance policy also insures the Registrant against the cost of indemnification payments to officers under certain circumstances.

The Registrant hereby undertakes that it will apply the indemnification provisions of its Declaration of Trust and Distribution Agreements in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretations of Section 17(h) and 17(i) of such Act remain in effect and are consistently applied.

Item 16.	Exhibits.
	(1)	(a)	Trust Instrument of Registrant.[1]

		(b)	Revised Trust Instrument of Registrant.[1]

	(2)	(a)	By-Laws of Registrant.[1]

		(b)	Revised By-Laws of Registrant.[1]

		(c)	Amendment to By-Laws of Registrant dated April 25, 2008.[10]

	(3)		Not Applicable.

	(4)		Form of Agreement and Plan of Reorganization among Registrant, on behalf of Activa Value Fund, Activa Mutual Fund Trust, on behalf of Activa Value Fund, and ALPS Advisors, Inc..[12]

	(5)		Provisions of instruments defining rights of security holders are contained in Articles 2 and 7 of the Trust Instrument of Registrant (incorporated herein by reference to Exhibit (1) of this filing).

	(6)	(a)

Investment Advisory Agreement dated June 10, 2003 between Registrant and SSgA Funds Management, Inc. with respect to the U.S. Government Money Market (n/k/a as American Freedom U.S. Government Money Market Fund), U.S. Treasury Money Market and Prime Money Market Funds.[5]

(b)

First Amendment dated September 10, 2003 to the Investment Advisory Agreement dated June 10, 2003 between Registrant and SSgA Funds Management, Inc. with respect to the U.S. Government Money Market (n/k/a American Freedom U.S. Government Money Market Fund), U.S. Treasury Money Market, and Prime Money Market Funds.[6]

(c)

Amendment dated April 30, 2008 to Investment Advisory Agreement dated June 10, 2003 between Registrant and SSgA Funds Management, Inc. with respect to the American Freedom U.S. Government Money Market, U.S. Treasury Money Market and Prime Money Market Funds.[11]

		(d)	Investment Advisory and Management Agreement dated October 1, 2007 between Registrant and ALPS Advisers, Inc. (n/k/a ALPS Advisors, Inc.) with respect to the Listed Private Equity Fund.[9]

		(e)	Investment SubAdvisory Agreement dated October 1, 2007 among Registrant, ALPS Advisers, Inc. (n/k/a ALPS Advisors, Inc.) and Red Rocks Capital LLC with respect to the Listed Private Equity Fund.[9]

		(f)	Form of Investment Advisory Agreement between Registrant and ALPS Advisors, Inc. with respect to the Activa Value Fund.[12]

		(g)	Form of Investment Sub-Advisory Agreement among Registrant, ALPS Advisors, Inc. and Wellington Management Company, LLP with respect to the Activa Value Fund.[12]

	(7)	(a)

Distribution Agreement dated September 30, 2005 between Registrant and ALPS Distributors, Inc. with respect to the Prime Money Market, U.S. Treasury Money Market and U.S. Government Money Market (n/k/a as American Freedom U.S. Government Money Market Fund) Funds.[8]

(b)

Amended Schedule A dated November 13, 2006 to the Distribution Agreement dated September 30, 2005 between Registrant and ALPS Distributors, Inc. with respect to the Prime Money Market, U. S. Treasury Money Market and U.S. Government Money Market (n/k/a American Freedom U.S. Government Money Market Fund) Funds.[9]

(c)

Addendum No. 2 dated April 9, 2007 to the Distribution Agreement dated September 30, 2005 between Registrant and ALPS Distributors, Inc. with respect to the Prime Money Market, U. S. Treasury Money Market and American Freedom U.S. Government Money Market Funds.[8]

(d)

Amended Schedule A dated April 30, 2008 to the Distribution Agreement dated September 30, 2005 between Registrant and ALPS Distributors, Inc. with respect to the Prime Money Market, U. S. Treasury Money Market and American Freedom U.S. Government Money Market Funds.[11]

		(e)	Form of Selling Agreement between ALPS Distributors, Inc. and Broker/Dealer with respect to the American Freedom U.S. Government Money Market Fund.[5]

		(f)	Distribution Agreement dated October 1, 2007 between Registrant and ALPS Distributors, Inc. with respect to the Listed Private Equity Fund.[9]

		(g)	Form of Administrative Services Agreement between ALPS Distributors, Inc. and servicing firm with respect to the Listed Private Equity Fund.[8]

(h)

Form of Amendment No. 1 with respect to the Activa Value Fund to the Distribution Agreement dated October 1, 2007 between Registrant and ALPS Distributors, Inc. with respect to the Listed Private Equity Fund.[12]

		(i)	Form of Selling Agreement between ALPS Distributors, Inc. and Broker/Dealer with respect to the Listed Private Equity and Activa Value Funds.[12]

		(j)	Form of Shareholder Servicing Agreement between ALPS Distributors, Inc. and servicing firm with respect to the Listed Private Equity and Activa Value Funds.[12]

		(k)	Form of Trust Networking Agreement between ALPS Distributors, Inc. and servicing firm with respect to the Listed Private Equity and Activa Value Funds.[12]

		(l)	Form of Fund-SERV Agreement between ALPS Distributors, Inc. and servicing firm with respect to the Listed Private Equity and Activa Value Funds.[12]

	(8)		None.

	(9)	(a)

Custodian Contract dated May 6, 1994 between Registrant and State Street Bank and Trust Company, N.A. with respect to the Prime Money Market, U.S. Treasury Money Market and U.S. Government Money Market (n/k/a as American Freedom U.S. Government Money Market Fund) Funds.[1]

		(b)	Custodian Agreement dated November 13, 2007 between Registrant and The Bank of New York with respect to the Listed Private Equity Fund.[10]

		(c)	Foreign Custody Manager Agreement dated November 13, 2007 between Registrant and The Bank of New York with respect to the Listed Private Equity Fund.[10]

		(d)	Form of Custodian Agreement between Registrant and Union Bank of California with respect to the Activa Value Fund.[12]

	(10)	(a)	Distribution and Services Plan – Listed Private Equity Fund, Class A adopted as of September 4, 2007.[9]

		(b)	Distribution and Services Plan – Listed Private Equity Fund, Class R adopted as of September 4, 2007.[9]

		(c)	Rule 18f-3 Plan – Listed Private Equity Fund effective September 4, 2007.[9]

		(d)	Form of Distribution and Services Plan – Activa Value Fund, Class A.[12]

		(e)	Form of Rule 18f-3 Plan – Activa Value Fund.[12]

	(11)	(a)	Opinion of Davis Graham & Stubbs LLP, counsel to Registrant, as to legality of shares of the Activa Value Fund.[13]

	(12)	(a)	Tax Opinion of Vedder Price, LLP, counsel to the Activa Mutual Fund Trust, on behalf of the Activa Value Fund (filed herewith).

	(13)	(a)

Administration Agreement dated September 19, 2001 between ALPS Mutual Funds Services, Inc. (n/k/a ALPS Fund Services, Inc.) and Registrant with respect to the U.S. Treasury Money Market, U.S. Government Money Market (n/k/a American Freedom U.S. Government Money Market Fund) and Prime Money Market Funds.[3]

(b)

Addendum 1 dated September 1, 2006 to the Administration Agreement dated September 19, 2001 between ALPS Mutual Fund Services, Inc. (n/k/a ALPS Fund Services, Inc.) and Registrant with respect to the U.S. Treasury Money Market, U.S. Government Money Market (n/k/a American Freedom U.S. Government Money Market Fund) and Prime Money Market Funds.[11]

(c)

Addendum 2 dated April 9, 2007 to the Administration Agreement dated September 19, 2001 between ALPS Fund Services, Inc. and Registrant with respect to the U.S. Treasury Money Market, American Freedom U.S. Government Money Market and Prime Money Market Funds.[8]

(d)

Amendment dated April 30, 2008 to the Administration Agreement dated September 19, 2001 between ALPS Fund Services, Inc. and Registrant with respect to the U.S. Treasury Money Market, American Freedom U.S. Government Money Market and Prime Money Market Funds.[11]

		(e)	Termination letter dated December 1, 2006 of the Administration Agreement between ALPS Fund Services, Inc. and Registrant with respect to the American Freedom U.S. Government Money Market Fund.[8]

(f)

Amended and Restated Transfer Agency and Service Agreement dated September 15, 2000 between Registrant and ALPS Mutual Funds Services, Inc. (n/k/a ALPS Fund Services, Inc.) with respect to the Prime Money Market, U.S. Treasury Money Market and U.S. Government Money Market (n/k/a American Freedom U.S. Government Money Market Fund) Funds.[11]

(g)

Addendum dated September 1, 2006 to the Amended and Restated Transfer Agency and Service Agreement dated September 15, 2000 between Registrant and ALPS Mutual Funds Services, Inc. (n/k/a ALPS Fund Services, Inc.) with respect to the Prime Money Market, U.S. Treasury Money Market and U.S. Government Money Market (n/k/a American Freedom U.S. Government Money Market Fund) Funds.[8]

(h)

Amended Appendix A dated January 1, 2007 to the Amended and Restated Transfer Agency and Service Agreement dated September 15, 2000 between Registrant and ALPS Fund Services, Inc. with respect the Prime Money Market, U.S. Treasury Money Market and American Freedom U.S. Government Money Market Funds.[9]

(i)

Amendment dated March 21, 2007 to the Amended and Restated Transfer Agency and Service Agreement dated September 15, 2000 between Registrant and ALPS Fund Services, Inc. with respect the with respect to the Prime Money Market, U.S. Treasury Money Market and American Freedom U.S. Government Money Market Funds.[9]

(j)

Addendum No. 2 dated April 9, 2007 to the Amended and Restated Transfer Agency and Service Agreement dated September 15, 2000 between Registrant and ALPS Fund Services, Inc. with respect to the Prime Money Market, U.S. Treasury Money Market and American Freedom U.S. Government Money Market Funds.[8]

(k)

Amendment dated April 30, 2008 to the Amended and Restated Transfer Agency and Service Agreement dated September 15, 2000 between Registrant and ALPS Fund Services, Inc. with respect to the Prime Money Market, U.S. Treasury Money Market and American Freedom U.S. Government Money Market Funds.[11]

		(l)	Transfer Agency and Service Agreement dated October 1, 2007 between Registrant and ALPS Fund Services, Inc. with respect to the Listed Private Equity Fund.[9]

(m)

Form of Amendment No. 2 with respect to the Activa Value Fund to the Transfer Agency and Service Agreement between Registrant and ALPS Fund Services, Inc. with respect to the Listed Private Equity Fund.[12]

(n)

Amended and Restated Bookkeeping and Pricing Agreement dated September 15, 2000 between Registrant and ALPS Mutual Funds Services, Inc. (n/k/a ALPS Fund Services, Inc.) with respect to the Prime Money Market, U.S. Treasury Money Market and U.S. Government Money Market (n/k/a American Freedom U.S. Government Money Market Fund) Funds.[11]

(o)

Amended Appendix A dated August 28, 2003 to the Amended and Restated Bookkeeping and Pricing Agreement dated September 15, 2000 between Registrant and ALPS Mutual Funds Services (n/k/a ALPS Fund Services, Inc.) with respect to the Prime Money Market, U.S. Treasury Money Market and U.S. Government Money Market (n/k/a as American Freedom U.S. Government Money Market Fund) Funds.[6]

(p)

Amendment No. 2 to Appendix A dated January 1, 2007 to the Amended and Restated Bookkeeping and Pricing Agreement dated September 15, 2000 between Registrant and ALPS Fund Services, Inc. with respect to the Prime Money Market, U.S. Treasury Money Market and American Freedom U.S. Government Money Market Funds.[9]

(q)

Amendment No. 3 dated April 30, 2008 to the Amended and Restated Bookkeeping and Pricing Agreement dated September 15, 2000 between Registrant and ALPS Fund Services, Inc. with respect to the Prime Money Market, U.S. Treasury Money Market and American Freedom U.S. Government Money Market Funds.[11]

		(r)	Assumption Agreement dated April 2, 2001 among the Registrant, ALPS Mutual Funds Services, Inc. (n/k/a ALPS Fund Services, Inc.) and ALPS Distributors, Inc. related to the Registrant.[5]

		(s)	Form of Purchase Agreement between Registrant and FGIC Securities Purchase, Inc. with respect to the U.S. Treasury Money Market Fund and the Short-Term U.S. Government Income Fund.[2]

		(t)	Fund Accounting and Administration Agreement dated October 1, 2007 between Registrant and ALPS Fund Services, Inc. with respect to the Listed Private Equity Fund.[9]

(u)

Form of Amendment No. 1 with respect to the Activa Value Fund to the Fund Accounting and Administration Agreement between Registrant and ALPS Fund Services, Inc. with respect to the Listed Private Equity Fund.[12]

(v)

Fee Waiver Letter Agreement dated August 1, 2006 between Registrant and SSgA Funds Management, Inc. dated August 1, 2006 with respect to the Prime Money Market, U.S. Treasury Money Market, U.S. Government Money Market and American Freedom U.S. Government Money Market Funds.[7]

(w)

Fee Waiver Letter Agreement dated August 1, 2008 between Registrant and ALPS Fund Services, Inc. with respect to the U.S. Treasury Money Market and American Freedom U.S. Government Money Market Funds.[11]

		(x)	Fee Waiver Letter Agreement dated April 30, 2009 among Registrant, ALPS Advisors, Inc. and Red Rocks Capital LLC with respect to the Listed Private Equity Fund.[12]

		(y)	Form of Fee Waiver Letter Agreement between Registrant and ALPS Advisors, Inc. with respect to the Activa Value Fund.[12]

	(14)		Consent of Independent Registered Public Accounting Firm with respect to the Activa Value Fund.[13]

	(15)		None.

	(16)		Power of Attorney dated June 9, 2009.[12]

	(17)	(a)	Code of Ethics for Registrant, revised as of March 13, 2006.[7]

		(b)	Code of Ethics for ALPS Distributors, Inc. revised as of February 3, 2006.[7]

		(c)	Code of Ethics for SSgA Funds Management, Inc. is not provided because they are adviser only to Registrant’s money market funds.

		(d)	Code of Ethics for ALPS Advisers, Inc. (n/k/a ALPS Advisors, Inc.) as of December 29, 2006.[8]

		(e)	Code of Ethics for Red Rocks Capital LLC as of December 31 2008, as amended.[12]

		(f)	Code of Ethics for Wellington Management Company, LLP as of October 1, 2008.[12]

1

Incorporated by reference to the Post-Effective Amendment No. 7 to Registrant’s Registration Statement filed on August 28, 1997.

2

Incorporated by reference to the Post-Effective Amendment No. 5 to Registrant’s Registration Statement filed on August 28, 1996.

3

Incorporated by reference to the Post-Effective Amendment No. 23 to Registrant’s Registration Statement filed on June 5, 2002.

4

Incorporated by reference to the Post-Effective Amendment No. 24 to Registrant’s Registration Statement filed on August 28, 2002.

5

Incorporated by reference to the Post-Effective Amendment No. 26 to Registrant’s Registration Statement filed on August 28, 2003.

6

Incorporated by reference to the Post-Effective Amendment No. 28 to Registrant’s Registration Statement filed on June 9, 2005.

7

Incorporated by reference to the Post-Effective Amendment No. 30 to Registrant’s Registration Statement filed on August 28, 2006.

8

Incorporated by reference to the Post-Effective Amendment No. 32 to Registrant’s Registration Statement filed on September 5, 2007.

9

Incorporated by reference to the Post-Effective Amendment No. 33 to Registrant’s Registration Statement filed on November 20, 2007.

10

Incorporated by reference to the Post-Effective Amendment No. 34 to Registrant’s Registration Statement filed on May 6, 2008.

11

Incorporated by reference to the Post-Effective Amendment No. 35 to Registrant’s Registration Statement filed on August 28, 2008.

12

Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on June 12, 2009.

13

Incorporated by reference to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 filed on July 24, 2009.

Item 17.  Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, and State of Colorado, on September 24, 2009.

FINANCIAL INVESTORS TRUST

(Registrant)

By:	/s/ Edmund J. Burke
Edmund J. Burke
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Edmund J. Burke	President, Trustee and Chairman	September 24, 2009
Edmund J. Burke

/s/ Mary K. Anstine	Trustee	September 24, 2009
Mary K. Anstine*

/s/ Jeremy W. Deems	Trustee	September 24, 2009
Jeremy W. Deems*

/s/ John R. Moran, Jr.	Trustee	September 24, 2009
John R. Moran, Jr.*

/s/ Jerry G. Rutledge	Trustee	September 24, 2009
Jerry G. Rutledge*

/s/ Michael “Ross” Shell	Trustee	September 24, 2009
Michael “Ross” Shell*

/s/ Jeremy O. May	Treasurer	September 24, 2009
Jeremy O. May

*Signature affixed by JoEllen L. Legg pursuant to a power of attorney dated August 13, 2009.

Exhibit List

Item 16.	Exhibits.		Description

	(12)	(a)	Tax Opinion of Vedder Price, LLP, counsel to the Activa Mutual Fund Trust, on behalf of the Activa Value Fund.

4